

June 8, 2012

<u>Via E-Mail</u>
Ms. Inger M. Klemp
Chief Financial Officer
Knightsbridge Tankers Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re: Knightsbridge Tankers Limited**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 000-29106**

Dear Ms. Klemp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects, page 28</u>

1. We note your disclosures provided elsewhere in the filing that Sanko Steamship Co. Ltd, the charterer of the Battersea is currently experiencing financial difficulties and has requested a deferral in payments of charter hire. In this regard, please tell us whether you expect this uncertainty to have a material unfavorable impact on net sales or revenues or income from continuing operations. If so, please revise to describe and provide us with your proposed disclosure as part of your next response. Refer to Item 5D of Form 20-F. Please note that the discussion and analysis should focus on material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Year Ended December 31, 2011 compared with year ended December 31, 2010, page 34

2. We note that your discussion of the results of operations provides reasons for the change in amount of voyage expenses and commission and ship operating expenses for 2011 as compared to 2010. Please explain to us, and revise your disclosure to explain the types of costs included in voyage expenses and commission and explain how the expenses differ from those included in ship operating expenses. For example, in the "Factors Affecting our Results" section on page 32, you disclose the types of costs included in operating costs and indicate that you bear operating costs for vessels which operate under time charter. However, the nature of the costs included in voyage expenses and commission are not clearly described. Please revise accordingly.

Notes to the Financial Statements

Note 1. Description of Business, page F-8

3. We note your disclosure that the charterer of the Golden Zhejiang has been granted a reduction in charter hire from $29,900 per day to $19,900 per day from July 1, 2011 to June 30, 2012. The reduced hire will be repaid from July 1, 2012 until the end of the charter in September 2014. Please explain to us, and revise the notes to the financial statements in future filings to disclose how you are accounting for the revenue related to this charter from July 1, 2011 through the end of the charter and address what, if any, impact the reduction and deferral of charter hire has on such arrangements to meet the fixed and determinable criteria for revenue recognition. As part of your response and revised disclosure, please explain how the revenue related to the reduced hire that is anticipated to be recovered between July 1, 2012 and September 2014 is being recognized within the financial statements. We may have further comment upon receipt of your response.

Note 2. Stock-based Compensation, page F-10

4. We note your disclosure that you account for the RSUs issued to the management companies using the liability method. In light of the fact that it appears from your disclosure in Note 15 that you issued RSUs to the management companies in both 2010 and 2011, please explain to us, and revise the notes to the financial statements to disclose how you accounted for these RSUs. As part of your response, please tell us the amount of any liability that is recorded as of December 31, 2011 and 2010.

Note 5. Segment Information, page F-11

5. We note from your disclosure in Note 5 that since 2009, revenues from the tanker market have been decreasing while revenues from the dry bulk carrier market have been increasing, and in 2011 revenues from dry bulk carriers exceed those from the tanker

market for the first time. Please tell us and consider disclosing in MD&A, whether the operating profit for tankers differs significantly from the operating profit of the dry bulk carriers.

6. We note your disclosure that in 2011, six customers accounted for $83.2 million, or 88% of gross revenue, in 2010, three customers accounted for $61.7 million or 64% of gross revenue, and in 2009, two customers accounted for $45 million, or 67% of gross revenue. If revenues from transactions with a single external customer amount to 10 percent or more of your revenues, please revise your notes to the financial statements to disclose that fact, and the total amount of revenues from each such customer. See ASC 280-10-50-42.

Note 17. Related Party Transactions, page F-15

7. We note your disclosure that both vessels acquired in 2010 were acquired with an existing time charter and $3.3 million of the purchase price for the Golden Zhejiang has been attributed to the value of the time charter. Please tell us how you calculated or determined the amount of the purchase price that was allocated to the time charter. Also, please tell us why none of the purchase price of Golden Future was allocated to its existing time charter.

Note 20. Subsequent Events, page F-16

8. We note your disclosure that on March 12, 2012, Sanko requested that the Company agree to a deferral in payments of charter in hire in respect of the Battersea due to financial difficulties. Please explain to us and revise in the notes to the financial statements to discuss in greater detail the terms of the deferral and your planned accounting treatment. Also, please tell us the amount of receivables recorded as of December 31, 2011 related to Sanko and explain to us why you believe the amount is recoverable.

9. Similarly, please explain to us and disclose in the notes to the financial statements how you will account for the revenue related to the Belgravia in light of the March 2012 amendment which includes both a reduction in future charter hire payments and a prepayment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief